UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES LAUNCH OF EXPERIMENTAL INDUSTRIAL FERRONICKEL-PRODUCING COMPLEX
IN SOUTHERN URALS NICKEL PLANT

Orsk, Russia — October 25, 2011 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that Southern Urals Nickel Plant
OAO launched an experimental industrial complex to produce ferronickel.
Orenburg Region’s Governor Yuri Berg, State Dumа Deputy Viktor Zavarzin, the
city of Orsk’s Administration Chief Viktor Franz, Mechel OAO’s Chairman of the
Board of Directors Igor Zyuzin, Oriel Resources Ltd.’s Chief Executive Officer
Alexei Ivanushkin, Mechel-Ferroalloys Management Company’s Chief Executive
Officer Gennady Ovchinnikov and Southern Urals Nickel Plant’s Managing Director
Mikhail Mazhukin attended the launch ceremony for the industrial complex, which will produce ferronickel by electric smelting.
The complex’s launch is part of the reconstruction of the plant’s smelting facilities, aimed at increasing production efficiency, lowering production costs and dramatically reducing the volume of waste released into the atmosphere. The new technology will also allow the plant to significantly decrease operating costs by excluding several expensive components from the technological cycle.
The 12-MW complex’s annual production capacity is some 4,500 tonnes of ferronickel, with an average 20% nickel content.
The 12-MW smelting complex was designed by Bateman Engineering B.V. of South
Africa based on state-of-the-art technical developments employed for the ferroalloy industry and environment protection. In developing this project,
Bateman Engineering B.V. used an integrated approach, which made possible a combination of lower production costs with higher metal extraction levels and improved equipment endurance and reliability.
The experimental industrial 12-MW complex’s total cost amounted to 1.3 billion rubles (some 41 million dollars*).
Construction of the 12-MW complex is part of Southern Urals Nickel Plant OAO’s program aimed at upgrading its production facilities. Once the complex is launched, the plant will use a new technology for producing ferronickel by smelting in electric furnaces, which has no analogies in the world.
 “Launching this unique industrial complex for ferronickel production, with its
12-MW electric furnace, which will be used to master the technology and train our personnel, marks the beginning of the plant’s sweeping modernization. The development strategy implemented by the plant is due to ensure not only the present, but also the future for South Urals Nickel Plant and dramatically improve the facility’s economical and ecological parameters,” Mechel OAO’s
Chairman of the Board of Directors Igor Zyuzin noted.

*According to the Russian Central Bank exchange rate of 30.8255 RUR/$ as of
October 25, 2011.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: October 25, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO